Mail Stop 4561

August 15, 2008

Sundaresan Raja
Principal Executive Officer
Airbee Wireless, Inc.
9400 Key West Avenue, Suite 100
Rockville, Maryland 20850-3322

> **Re: Airbee Wireless, Inc.**
> **Form 10-Q**
> **Filed on May 20, 2008**
> **Form 10-Q/A**
> **Filed on March 10, 2008**
> **Form 8-K/A**
> **Filed on March 10, 2008**
> **File No.000-50918**

Dear Mr. Raja:

We have reviewed the above-referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q filed on May 20, 2008

Condensed Consolidated Financial Statements

1. Please provide us with a schedule that reconciles the changes in your stockholder's deficit for each quarterly period beginning with December 31, 2007

through the most recent interim period. These changes should also be reconciled to the activities disclosed within your to the statements of cash flows.

Note 7. Goodwill and Intangible Assets, page 10

2. Please tell us how you concluded that no impairment exists for your intangible assets as of March 31, 2008 and December 31, 2007. In this regard, explain how you determined that your estimates of future cash flows exceed the carrying value of your intangible assets. Indicate how your determination of fair value factored in your history of operating losses and cash flow deficits from operating activities. Tell us how your estimates of future operating and cash flow projections considered that you did not have any operating revenues during the three months ended March 31, 2008. Refer to the recognition and measurement provisions in paragraphs 7 to 21 of SFAS 144.

Note 9. Debt

Convertible Debentures, page 14

3. We note that you issued convertible debentures and warrants to Bartfam LP and Empire Financial Investors during the three months ended March 31, 2008. Please clarify how you are accounting for these convertible debentures and warrants. It appears as though you have recorded the warrants as a liability with an offset to deferred financing costs rather than as a discount on the convertible debentures. Indicate whether you considered recording the warrants as a discount to the convertible debt. Refer to paragraph 15 of APB 14. Explain how you determined that the warrants should be classified as a liability based on the guidance in EITF 00-19. In addition, tell us how you considered the guidance in Issue 1 of EITF 00-27 for calculating any beneficial conversion feature that should be based on the effective conversion price after the proceeds have been allocated to the warrants.

Form 10-Q/A filed on March 10, 2008

Condensed Consolidated Financial Statements

Note 12. Restatement, page 31

4. We note that your condensed consolidated financial statements have been restated for quarters ended September 30, 2007, June 30, 2007 and March 31, 2007 to recognize additional compensation expense and professional fees of $125,000, $155,000 and $51,667, respectively. Explain any other adjustments made to the condensed consolidated financial statements during the nine months ended September 30, 2007. In this regard, we are not able to reconcile the total amount

of adjustments made during each respective period to the restated condensed consolidated financial statements for the nine months ended September 30, 2007.

5. Tell us your consideration of providing all of the disclosures required by paragraph 26 of SFAS 154. In this respect, your disclosures do not disclose the effect of the restatement on earnings per share for each period presented. Explain why have not provided disclosures describing the cumulative impact of the error for the nine months ended September 30, 2007. In addition, please clarify why you have labeled the 2006 condensed consolidated statements of cash flows as restated.

Form 8-K/A filed on March 10, 2008

6. We note your response to prior comment No. 2 of our letter dated March 13, 2008 that indicates you believe the consulting agreement implicitly states that Allen & Associates could not resign from the engagement before the expiration of the one year term and expect to retain all of the two million restricted shares issued. Tell us whether you considered treating the restricted shares as unissued for accounting purposes since these shares appear to earned over the course of the consulting arrangement. That is, the shares are not be considered issued until consideration has been received (e.g., services have been provided). Refer to the guidance in EITF Topic D-90 and 96-18.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or me at (202) 551-3730 if you have any questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief